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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:3235-0058 Expires:March 31, 2006 Estimated average burden hours per response2.50
SEC FILE NUMBER 333-87968
FORM 12b-25	CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________________________________________________

PART I - REGISTRANT INFORMATION
CenterStaging Corp. Full Name of Registrant
Knight Fuller, Inc.
Former Name if Applicable
3407 Winona Avenue
Address of Principal Executive Office (Street and Number)
Burbank, CA 91504
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s financial statements are not complete.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Howard Livingston	818	559-4333
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
_______________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that we will report a revenue increase from $2.4 million for the six months ended December 31, 2004 to approximately $3.1 million for the six months ended December 31, 2005. This increase was primarily attributable to an increase in the number of televised award shows we supported, resulting in increased revenues from production services and music equipment rentals. We anticipate that we will report a net loss for the six months ended December 31, 2005 of approximately $14.4 million, as compared to the net loss of $1.5 million for the six months ended December 31, 2004. The increase in the net loss will be due primarily to: (i) the conversion of outstanding convertible notes at a conversion price of 50% of the market price; (ii) the issuance of common stock to consultants for services; and (iii) costs incurred by the Company in connection with its production of digital audio/visual content through its operating subsidiary CMPI.

CenterStaging Corp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: February 15, 2006	By:	/s/ Howard Livingston
Howard Livingston, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.